Letter Agreement

April 24, 2012

Ms. Sandra Cavanaugh

President and Chief Executive Officer

Russell Fund Services Company

1301 Second Avenue, 18th Floor

Seattle, Washington 98101

Re: Administrative Agreement - Section 6.A Compensation of the Manager

This letter agreement, to be effective July 1, 2012, amends the Administrative Agreement, dated January 1, 2008, between Russell Investment Funds (“RIF”) and Russell Fund Services Company (“RFSC” or the “Manager”), as amended (the “Agreement”). Effective July 1, 2012, RIF and RFSC desire to amend and restate Section 6.A of the Agreement as follows:

6. Compensation of the Manager.

A.

As consideration for the Manager’s services to the Sub-Trusts, the Manager shall receive from each of the Sub-Trusts an annual management fee, accrued daily at the rate of 1/365th of the applicable management fee on each day and payable monthly. The applicable management fee will be based upon Russell Investment Funds average daily net assets (not individual Sub-Trust daily net assets), whereby each tier of Russell Investment Funds average daily net assets has a different basis point fee as set forth below.

Fee Schedule
Russell Investment Funds Tiers of Average Daily Net Assets (in billions of USD)	Fee in Basis Points
First $25 ($0 to $25)	5.00
Next $10 (>$25 to $35)	4.75
Next $10 (>$35 to $45)	4.50
Next $10 (>$45 to $55)	4.00
Greater than $55	3.50

If this agreement is acceptable to you, please sign below to indicate your acceptance and agreement.

Sincerely,

RUSSELL INVESTMENT FUNDS

By:	/s/ Mark E. Swanson
Mark E. Swanson
Treasurer and Chief Accounting Officer

Accepted and Agreed:
RUSSELL FUND SERVICES COMPANY

By:	/s/ Sandra Cavanaugh
Sandra Cavanaugh
President and Chief Executive Officer